Exhibit 99.1

ASX Shareholder Update March 8, 2023

SHAREHOLDER UPDATE

●	Vertica Health acquisition completed.

●	wellteq Digital Health acquisition completed.

●	AHI team grows from 23 to 61 personnel.

●	AHI captures global expertise through key management additions.

●	AHI continues to sign new partnerships adding Upvio Healthtech and Augmented Reality Concierge.

●	Strategic priorities for 2023 to achieve cashflow breakeven.

It is with great pleasure I can address AHI shareholders as CEO for the first time alongside AHI’s Founder and Head of Strategy, Vlado Bosanac. Together, we would like to provide an overview of AHI’s actions in 2022 whilst many organisations became inactive or paralysed by the ever-descending stress the global financial market imposed. We would like to share the clear focus for 2023 as it’s shaping as a pivotal year.

In 2022, with the support of its Board, AHI completed two acquisitions, enabling the company to deliver a biometric health assessment never before available. This new capability addresses a far broader global need in population health screening using its cornerstone intellectual property (IP) as the foundation linking the acquired platforms into a single instance. The year also saw AHI continue to grow its partner base, expand its IP footprint, add to its technology solutions, and grow its team.

As a result, AHI’s extended capabilities now offer the following from a user’s smartphone:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates;

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk;

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates;

●	Dermatological skin identification with 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Personalized health triage empowering partners for directional care recommendations and referrals.

AHI’s expanded team now totals 61 full-time team members encapsulating a deep understanding of the complexities of the health and care system and the global appetite for convergence and interoperability. This convergence and interoperability are required to reduce cost and introduce remote delivery and scale to facilitate a more efficient and economically sustainable healthcare system to the world.

AHI has developed a smartphone-derived biometric assessment to drive more sophisticated health profiling and better patient outcomes. Its proprietary technology leverages the computational efficiencies on a mobile device, using artificial intelligence, machine learning, and image processing as part of its process to deliver a contactless smartphone-based biometric health assessment.

The assessment takes less than 10 minutes to complete and immediately produces a biometric health report which assists our partners in making triage recommendations for directional care uniquely for each user. This service enables insurers, governments, health and care providers to be at the forefront of the rapidly evolving field of digital health convergence.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Shareholder Update March 8, 2023

A 2023 report by Ark Venture Investment Management LLC stated:

“According to ARK's research, five innovation platforms are converging to create unprecedented growth trajectories. Artificial Intelligence is the most important catalyst, its velocity cascading through all other technologies. The market value of disruptive innovation platforms could scale 40% at an annual rate during this business cycle, from $13 trillion today to $200 trillion by 2030.

In 2030, the market value associated with disruptive innovation could account for the majority of the global equity market capitalization”.

Further reinforcement to this position is the raft of multi-billion-dollar transactions in the healthcare sector, such as Microsoft’s acquisition of Nuance in March 2022 for $19.7 billion demonstrating their commitment to data convergence and AI, Oracle’s acquisition of Cerner for USD$20 billion and only last week, CVS acquired Oak Street Health for USD$10.6 billion. We speak to this as these organisations are all working toward the delivery of more cost-effective healthcare at scale and the recognition that digital intervention is not only a way to meet the cost and scale needed to deliver more effective care, but it is the only way to deal with growing populations that are living longer and weighing on an already overburdened healthcare system.

Advanced Health Intelligence is well-positioned to supply these and other organisations with similar digital health convergence and interoperability needs. With the completion of the wellteq and Vertica Health acquisitions in 2022, AHI has assembled a team of global leaders, adding immense strength to the AHI team and its unique, proprietary and innovative approach to healthcare and data analytics for the identification of health risks.

Moreover, we expanded the team from 23 to 61 personnel adding internal expertise across healthcare, technology, science, design, sales and finance. The expanded team sees the following industry leaders join AHI to accelerate the company’s velocity.

AHI welcomed several key leaders to the company, starting with our newly appointed CEO.

CEO, Scott Montgomery. Scott brings two decades of health and care experience, leading two industry companies to exit. Scott co-founded wellteq and led that company to a public exchange listing in Canada ahead of its acquisition by AHI. Mr Montgomery’s public company and global industry experience is well suited for AHI’s ASX and NASDAQ listings.

Dylan Garnett brings 25 years of corporate experience in health, technology, and insurance. The former COO of Zurich Insurance (SA), former CEO of Metropolitan Health Group (SA), and Co- Founder of Vertica Health.

Riaan Conradie, AHI’s newly appointed Chief Science officer, was a founder of LifeQ, Vertica Health and HealthQ. Riaan combines various fields, including systems biology, electronics, mechanics, mathematics, physics, and computer science, to provide out-of-the-box solutions for cutting-edge technologies in global care, wellness, weight loss and fitness. Riaan’s pragmatic approach to rapid testing and development cycles to evaluate and industrialise technology will be a welcome skill to the team as we execute and deliver market-ready digital care under the newly expanded AHI.

Dr Manie De Klerk is the newly appointed Clinical Director at AHI. Manie brings decades of experience in medicine, healthcare and technology. Manie is well versed in technology, life sciences and global processes required when organisations such as AHI seek medical approvals throughout the globe such as FDA, TGA or CE. Furthermore, Manie’s clinical trialling expertise will see AHI expand its offering to multiple new business opportunities.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Shareholder Update March 8, 2023

Olly Bridge, AHI’s newly appointed Chief Operations Officer, joins AHI from wellteq. Olly brings 25 years of health industry experience. Olly drove the expansion of Global Corporate Challenge (GCC) across over 180 countries prior to joining Medibank, where he was Digital Health lead. Olly has extensive experience working with his teams to drive global sales and expansion.

Terence Stupple, Chief Technology Officer at AHI, has been with the company for seven years. Terence brings 20 years of IT leadership and government and MNC technology leadership experience to AHI. Terence has played an instrumental role in the company’s technology framework and delivery and assessment of recently acquired technology.

Kevin Baum, Chief Product Officer at AHI, brings over 20 years of experience in technology, delivery, and customer success. Kevin has an extensive background in public and private technology companies as a Founder, CEO and MD at Chrome Global, Onsavii, TikForce, and NetSavii; Kevin’s role is to lead our product team and ensure product-market-fit for our current and prospective partners.

Jeames Gillett, former co-founder of wellteq and AHI’s newly appointed Chief Customer Officer. Jeames is an Exercise Physiologist who has spent nearly 20 years working within the Corporate Health and Insurance sectors. A senior leader who has led operations across the full business lifecycle - founding, rapid growth, M&A, and taking a company public. Jeames will ensure our customers receive world-class support to maximise product impact.

Additional events and matters.

AHI would like to keep shareholders apprised of events across the ASX and NASDAQ, with further clarity to reassure shareholders that matters are in-hand and any requirements pertaining to the company’s compliance requirement on ASX and NASDAQ are being addressed.

As released to the ASX on February 7, 2023, Advanced Health Intelligence Ltd (ASX:AHI) (NASDAQ:AHI) (the “Company”) was pleased to inform shareholders that the Company had recomplied with the previously announced delinquency notice from NASDAQ and has now lodged the Company’s Form 20-F 2022 Annual Report with the United States Securities and Exchange Commission (‘SEC’). On November 17, 2022, the NASDAQ Listing Qualification Staff notified the Company that it did not meet the periodic filing requirement for The NASDAQ Stock Market under Listing Rule 5250(c)(1) (the “Rule”). On February 3, 2023, Advanced Health Intelligence Ltd submitted the filing of the Company’s Form 20-F 2022 Annual Report with the SEC. Accordingly, NASDAQ Listing Qualification Staff has determined that the Company now complies with the Rule. This matter is now closed.

AHI has broadened the finance team to avoid such delays in the future.

As released to the ASX on December 22, 2022, AHI was granted a 180-day extension from the NASDAQ listing Qualification Staff regarding its bid price compliance. Like most listed companies, the company’s share price experienced selling pressure over the course of 2022, seeing the share price trade under USD$1.00 for 30 trading days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the bid price for the Company’s common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days to comply with the rules as set out.

The Company has several options available to it. These options are to trade above USD$1.00 as required, seek approval to reconstruct the shares in the Company to meet the minimum USD$1.00 requirement or delist from NASDAQ. The Company has until the 19th of June 2023 to comply and is doing everything practically possible to meet the requirement and maintain its good standing with NASDAQ and compliance rules.

Importantly, Nasdaq’s written notice does not affect the listing or trading of the Company’s common stock at this time. The Company will continue evaluating its options to resolve this listing deficiency.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Shareholder Update March 8, 2023

As released to the ASX on the December 1, 2022, AHI appointed Mr. Montgomery to the Board as the Company’s new Chief Executive Officer and Managing Director. Mr. Montgomery has over 20 years of experience in enterprise healthcare around the world, with 15 of those as a founder or director of public and private companies. Mr. Montgomery successfully exited two previous Health companies and is a welcome addition to the AHI team.

Commercial and funding progress update.

As released to the ASX on January 25, 2023, AHI had concluded formal agreements with Upvio Healthtech.

Upvio offers medical, health and wellness practices powerful technology, including human imaging, feature-rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into any existing software. Upvio enables geo-cloud storage for securely storing sensitive patient information, ensuring that patients' data is always kept safe and secure. Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real-time.

This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently and affordably without the need for physical contact, drastically reducing the risk of malpractice. The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind and brings together the best- of-breed technologies, including AHI's scanning and risk assessment capabilities.

As released to the ASX on February 14, 2023, AHI was pleased to inform shareholders of the signing of the Master Services Agreement (MSA) with US-based Augmented Reality Concierge LLC (“ARC”)

Augmented Reality Concierge, LLC (The ARC) is a unique company that builds and implements state- of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, The ARC’s creative tools are fun and exciting, allowing people to engage with them to realize their goals. The ARC was created in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, the ARC realized that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. The ARC then went a step further and designed a true “concierge” concept that caters to a company's or its consumer's wants or needs.

As released to the ASX on January 30, 2023, AHI was pleased to inform shareholders that the Company would receive an R&D Grant of A$1,209,334 from the Australian Tax Office. Pleasingly the funds have now been received. In addition to the R&D funding payment, AHI had secured an additional A$1,000,000 short term loan facility to bolster its cash position further. AHI is currently negotiating funding offers it has received from several parties. The facility, along with the R&D reimbursement received, gives AHI ample time to evaluate and finalize funding offers it has received. AHI will keep shareholders informed as these discussions progress.

AHI’s key focuses for 2023.

Looking forward, the company’s overarching objective this year is to achieve cashflow breakeven through the commercialisation of its technology to current and prospective partners. AHI has clear momentum, as outlined above, with its novel technology ready for commercialisation.

Capital market conditions remain uncertain, and so the business strategy is to focus on sound fundamentals and customer-centric practices to reach cashflow breakeven as a priority.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Shareholder Update March 8, 2023

To achieve cashflow break-even, we have set the following company priorities:

1)	Complete integration – both team and technology to launch the biometric health assessment by March 31, 2023;

2)	Deploy updated technology to all existing corporate partners and customers by June 30, 2023; and

3)	Validate the recently expanded IP portfolio.

AHI has grown from a headcount of 23 to 61, from a single office location in Perth to eight offices across Singapore, South Africa, Amsterdam, Canada, USA and Australia. A single Company culture for a global team must be achieved in order for us to function in a coordinated service for our commercial partners. Achieving a positive team culture must be a very deliberate project in itself and hence has been the top of our agenda. Pleasingly we are in an operating rhythm that is accommodating all time zones and the first internal release is on schedule for launch in March 2023 as planned. The integrated technology will be demonstrated to our existing commercial partners and additional late- stage prospects from April 2023. AHI’s philosophy is to focus our expertise efficiently on productive partners whilst preserving long-term business relationships with those not thriving under current circumstances.

AHI has a valuable patent portfolio with 24 patents across Australia, the USA, Japan, Korea, Singapore, New Zealand, China and Canada. We will continue to invest in deepening our patent position to cover the processes and addition of the recently acquired technologies. Our technology has been widely published in well-respected journals around the world and we will continue to pursue further peer- reviewed publications that provide independent support and validation of our current and new technology and capabilities. We expect to see the first publications in the April-June quarter, which will continue throughout the remainder of 2023.

The completion of both acquisitions in 2022 by AHI has added immense strength to its team of globally recognised industry leaders and assembled unique, proprietary and innovative solutions. The execution by this team of the company’s strategy will see AHI help accelerate healthcare's digital transformation and in doing so should provide healthy returns for its shareholders.

With the acquisition of wellteq, I am extremely appreciative to have been appointed CEO and to be part of the strategy implemented throughout 2022 by the AHI team and the Head of Strategy and Founder Vlado Bosanac. We now have a world-class team to execute on our plans in 2023 and beyond. Excitingly, AHI is well-positioned to advance and be a leader in digital health convergence and interoperability.

On behalf of the Board of Directors, Management and the entire team, we thank you for your support and look forward to a year of valuable progress.

Sincerely,

Scott Montgomery,

Chief Executive Officer.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Shareholder Update March 8, 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence’s (AHI) mission is to deliver scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies all over the world via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world's first on-device body dimensioning capability. AHI has developed a patented technology, securing and bringing forth the next frontier in digitising healthcare with a suite of componentised solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop a comprehensive mobile-phone-based risk assessment tool culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates;

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk;

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates;

●	On-device dermatological skin identification with over 588 skin conditions across 133 categories (including Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, go to www.ahi.tech or contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

The board of Advanced Health Intelligence Ltd has approved this announcement.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech